SEC File No. 333-109318-03

Supplement to Prospectus Supplement dated August 18, 2004

(To Prospectus dated February 10, 2004)

$1,010,332,000 (Approximate)

LONG BEACHMORTGAGE LOAN TRUST 2004‑5

ASSET-BACKED CERTIFICATES, SERIES 2004‑5

LONG BEACH SECURITIES CORP.

Depositor

Long Beach Mortgage Company

Seller and Master Servicer

The risk factor entitled "Simultaneous Second Lien Risk" under the heading “Risk Factors” on page S-12 is amended and restated in its entirety as follows:

Simultaneous Second Lien Risk

                With respect to approximately 43.40% of the Group I Mortgage Loans and approximately 47.18% of the Group II Mortgage Loans (in each case by aggregate scheduled principal balance of the Mortgage Loans in the related Loan Group as of the Cut-off Date), at the time of origination of such first lien Mortgage Loan, the originator also originated a second lien mortgage loan which is not included in the trust.  The weighted average original loan-to-value ratio of such Mortgage Loans is approximately 79.99%, with respect to such Group I Mortgage Loans, and approximately 79.71%, with respect to such Group II Mortgage Loans, and the weighted average original combined loan-to-value ratio of such Mortgage Loans (including the related simultaneous second lien) is approximately 99.27%, with respect to such Group I Mortgage Loans, and approximately 97.56%, with respect to such Group II Mortgage Loans.  With respect to such Mortgage Loans, foreclosure frequency may be increased relative to Mortgage Loans that were originated without a simultaneous second lien because mortgagors have less equity in the mortgaged property.  Investors should also note that any mortgagor may obtain secondary financing at any time subsequent to the date of origination of their Mortgage Loan from the Seller or from any other lender.

The date of this supplement is August 19, 2004.